Coordonnées

www.linkedin.com/in/thomascalichiama (LinkedIn)

Principales compétences

entrepreneurship
Marketing
Management

Thomas CALICHIAMA

Co-founder & COO at HAVN
Santa Monica, Californie, États-Unis

Expérience

HAVN
Co-founder & COO
mai 2019 - Present (5 ans 7 mois)
Région de Paris, France

HAVN is on a mission to make everyone feel their best day after day just by upgrading their everyday clothing. We're revolutionizing the athleisure industry for health-conscious individuals with proprietary clothing that actively supports consumers' performance (backed by scientific studies). Tens of thousands of customers chose HAVN because they want better sleep, recovery, and cognition..
Featured as the apparel of the future in a number of major publications such as Forbes, BBC, ABC News, USA Today, CBS News, NBC, GQ, Mashable, The Verge and The New Yorker.

Spartan Underwear
Co-founder & CMO
septembre 2016 - janvier 2019 (2 ans 5 mois)

Fédération française de golf (ffgolf)
Membership Marketing Manager
décembre 2015 - septembre 2016 (10 mois)

Fédération française de golf
Project Marketing Manager
janvier 2011 - 2015 (4 ans)

Formation

Université Panthéon Sorbonne (Paris I) / IAE Paris
Master 1 Droit des Affaires · (2008 - 2009)

Ecole supérieure de Gestion
MBA Management du sport · (2009 - 2010)

Université Panthéon Sorbonne (Paris I) / IAE Paris

Licence en Droit · (2005 - 2008)

LaGrowthFormation

Growth Hacking · (2017 - 2017)